UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
ANNUAL REPORT INDEX
December 31, 2008
The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:
•	Statements of Net Assets Available for Benefits — December 31, 2008;

•	Statements of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2008;

•	Notes to Financial Statements — December 31, 2008.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the period ended December 31, 2008 is included herewith:
•	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
TABLE OF CONTENTS

Page No.

REQUIRED INFORMATION	4

UNAUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2008	5

Statements of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2008	6

Notes to Financial Statements — December 31, 2008	7-12

SUPPLEMENTARY SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008	13

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
REQUIRED INFORMATION
The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the “Plan”) is subject to the requirements of the Employee Retirement Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104.46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008

2008
(Unaudited)
Investments, at fair value:
Participant-directed	$329,540

Net assets available for benefits, at fair value	$329,540

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD ENDED DECEMBER 31, 2008

2008
(Unaudited)
Additions:
Contributions
Participant	$8,850
Employer	5,867

Total contributions	14,717

Investment income
Interest and dividends	4,310

Assets transferred in from the Diebold, Incorporated 401(k) Savings Plan	338,211

Total additions	357,238

Deductions:
Net depreciation in the fair value of investments	(26,112)
Benefits paid to participants	(1,586)

Total deductions	(27,698)

Net increase during the year	329,540

Net assets available for benefits:
Beginning of period	—

End of period	$329,540

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2008
(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of the Diebold, Incorporated (the “Employer”) who reside in Puerto Rico. Effective October 1, 2008, assets were transferred to the Plan from the Diebold, Incorporated 401(k) Savings Plan. Such assets reflected the entire account balance of each Puerto Rico associate who had previously participated in the Diebold, Incorporated 401(k) Savings Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

The Plan allows each participant to voluntarily contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of the lesser of 10 percent of the Participant’s Compensation or $8,000 for 2008 or such indexed maximum amounts permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. Diebold provides a company matching contribution as follows: For employees hired before July 1, 2003, 60 percent on the first three percent of Participant’s Compensation and 40 percent on the second three percent of Participant’s Compensation. For employees hired on and after July 1, 2003, 100 percent on the first three percent of Participant’s Compensation and 60 percent on the second three percent of Participant’s Compensation.

(c)	Participants’ Accounts

Within the Diebold, Incorporated 401(k) Savings Plan, employees hired prior to June 1, 2006 have a Regular Account and Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Prior to June 1, 2006, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective June 1, 2006, all Employer contributions were deposited in the Regular Account. Therefore, no further Employer contributions will be deposited into the Retiree Medical Funding Account; however, this account will be maintained for historical recordkeeping purposes.

(d)	Vesting

For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant’s pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2008
(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the plan administrator (the “Administrator”) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.

(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 5.0% to 9.25% at December 31, 2008.

(g)	Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are borne by the individual participants.

(i)	Forfeited Accounts At December 31, 2008 forfeited unvested accounts totaled $1,304. These accounts are used to reduce future employer contributions or administrative expenses.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2008
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchase and sale transactions are recorded on a trade date basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.
(e)	New Accounting Standard
In September 2006, The FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS No. 157 addresses how plans should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 requires the fair value of an asset or liability to be based on market-based measures which will reflect the credit risk of the plan. SFAS No. 157 expands the disclosure requirements to include the methods and assumptions used to measure fair value and the effect of fair value measures on the changes in net assets available for benefits. The adoption of SFAS No. 157 effective January 1, 2008 did not have a material impact on the Plan’s financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2008
(3)	Investments

The following presents investments that represent five percent or more of the Plan’s assets available for benefits as of December 31:

	2008
	Number of	Current
	Shares/Units	Value
Vanguard 500 Index Fund	272	$22,571
Loomis Sayles Bond Fund: Institutional	2,367	24,595
Vanguard Retirement Savings Trust	150,048	150,048
Diebold Company Stock Fund	5,662	54,808
Loan Fund	N/A	49,481
The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the “Trust”) option issued by the Vanguard Fiduciary Trust Company (the “Trustee”). As stated in FSP AAG INV-1 and SOP 94-4-1, described in note 2, the group trust contract is to be reported at contract value. At December 31, 2008, there was not a material difference between fair value and contract value.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Trust for fully benefit-responsive investment contracts was 3.67% for the year ended December 31, 2008. The average yield earned and paid to the plan participants by the Trust was 3.38% for the year ended December 31, 2008.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

2008
Mutual funds	$(15,961)
Common stock	(10,151)

$(26,112)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2008
(4)	Fair Value Measurements

On January 1, 2008, the Plan adopted the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards.

Fair Value Hierarchy:

The fair value framework described in SFAS No. 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3: Unobservable inputs for which there is little or no market data.

		Based on
		Quoted prices in	Other observable	Unobservable
Assets measured at fair value on a	Fair Value at	active markets	inputs	inputs
recurring basis:	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Vanguard Retirement Savings Trust	$150,048	$—	$150,048	$—
Loan Fund	49,481	—	—	49,481
Other Investments	75,203	75,203	—	—
Diebold Company Stock Fund	54,808	54,808	—	—

Total	$329,540	$130,011	$150,048	$49,481

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent the Plan’s investment in fully benefit-responsive investment contracts and are valued at fair value by discounting the related cash flows based on current yields of similar investments with the comparable durations.

Assets valued using Level 3 inputs in the table above represent participant loans and are valued at cost, which approximates fair value.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2008
The following table summarizes the changes in the fair value of the Plan’s level 3 assets for the period ended December 31, 2008:

Year Ended
December 31, 2008
Balance, beginning of period	$—
Purchases, sales, issuances and settlements, net	(3,665)
Transfers in	53,146

Balance, end of period	$49,481

(5)	Tax Status

The Plan was submitted to the Department of the Treasury of Puerto Rico (“Hacienda”) on September 19, 2008 and a request was made for the determination of tax qualification status of the Plan. It is anticipated that the Hacienda will provide its determination by December 31, 2009. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)	Subsequent Events

Effective April 1, 2009, the company match for the Plan was reduced or suspended. If a participant was hired before July 1, 2003, and is part of the Diebold pension plan, the match was suspended for 2009. If a participant was hired after July 1, 2003, and does not participate in the Diebold pension plan, Diebold will match 30 cents for every dollar up to 6 percent of income. The company match is set by the board of directors and is evaluated at least annually.

(8)	Party – In – Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund,, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
EIN: 34-0183970
PLAN NUMBER: 001

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		including
		Maturity Date, Rate of Interest,
	Identity of Issue, Borrower, Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares	Cost	Current Value

	Loomis Sayles Bond Fund	Registered Investment Company	2,367	***	$24,595
*	Vanguard 500 Index Fund	Registered Investment Company	272	***	22,571
*	Vanguard International Growth Fund	Registered Investment Company	4	***	51
*	Vanguard International Value Fund	Registered Investment Company	6	***	134
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	10	***	100
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	254	***	3,940
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	9	***	140
*	Vanguard Target Retirement Income Fund	Registered Investment Company	18	***	172
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	548	***	5,575
*	Vanguard U.S. Growth Fund	Registered Investment Company	299	***	3,667
*	Vanguard Windsor II Fund	Registered Investment Company	746	***	14,258
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	150,048	***	150,048
*	Diebold Company Stock Fund	Company Stock Fund	5,662	***	54,808
	Participant Loans	2 years – 5 years; 5.00% - 9.25%		**	49,481

					$329,540

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES (Name of Plan)

Date: June 26, 2009	By:	/s/ Leslie A. Pierce
Leslie A. Pierce
Vice President, Corporate Controller and Interim Chief Financial Officer (Principal Financial Officer)